June 6, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention: Lahdan Rahmati

Re:	Harman International Industries, Incorporated
Form 10-K for the fiscal year ended June 30, 2015
Filed August 7, 2015
File No. 001-09764

Ladies and Gentlemen:

Harman International Industries, Incorporated (the “Company”) acknowledges receipt of the comment letter of the staff of the United States Securities and Exchange Commission dated April 26, 2016 (the “Comment Letter”). The Company has respectfully requested an additional extension of time to address comments 1 and 2 of the Comment Letter and has agreed to respond no later than July 11, 2016. The Company separately provided responses to comments 3 through 5 of the Comment Letter on the date hereof.

Please do not hesitate to contact me at (203) 328-3829 with any questions.

Sincerely,

/s/ Todd A. Suko

Todd A. Suko
Executive Vice President and General Counsel

cc:	Securities and Exchange Commission
Kathryn Jacobson Robert Littlepage Larry Spirgel Harman International Industries, Incorporated Sandra E. Rowland Jennifer Peter Heather DeGregorio